THIS DOCUMENT IS A COPY OF THE FORM 11-K
          FILED ON JUNE 29, 1999 PURSUANT TO A RULE 201
                  TEMPORARY HARDSHIP EXEMPTION.

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

           For the Fiscal Year ended December 30, 1998

                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                          OWENS CORNING
                    One Owens Corning Parkway
                       Toledo, Ohio  43659

                   Commission File No. 1-3660

-----------------------------------------------------------------
                      REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2.   Statements of Assets Available for Benefits - as of
          December 30, 1998 and December 31, 1997

   3.   Statements of Changes in Assets Available for
          Benefits - for the years ended December 30, 1998
          and December 31, 1997

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

          Schedule I - Item 27a - Schedule of Assets Held for
            Investment Purposes as of December 30, 1998

          Schedule II - Item 27d - Schedule of Reportable
            Transactions for the Year Ended December 30, 1998

(b)  Exhibit.

   Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              OWENS CORNING
                              SAVINGS AND SECURITY PLAN


                              By     /s/ Michael I. Miller
                                 Michael I. Miller
                                 Chairman, Investment Review Committee


Dated:  June 28, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator
of the Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND SECURITY PLAN as of December 30, 1998 and December 31, 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Security Plan as of December 30, 1998 and December 31, 1997, and the changes in its assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 30, 1998, and reportable transactions for the year ended December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                            ARTHUR ANDERSEN LLP

Toledo, Ohio,
June 25, 1999

                                       -1-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997

                                                  1 9 9 8
                                        Supplemental Information By Fund
                               --------------------------------------------
                               Company                              Templeton
                               Stock        Acorn     Low-Priced     Foreign
                               Fund          Fund        Stock        Fund
                              ---------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds         $34,794,790   $   -        $     -     $     -
  Investment in mutual funds       -        14,315,164    99,361     1,411,832
  Loans to participants (Note 3)   -           -              -           -
  Accrued interest income          -           -              -           -
Due from Owens Corning
  (Note 1)                        48,496        49,515       295         6,161
                            -------------  ------------ -----------  -----------
  ASSETS AVAILABLE
   FOR BENEFITS              $34,843,286   $14,364,679  $ 99,656    $1,417,993
                            =============  ============ =========== ============

The accompanying notes are an integral part of these statements.
                                       -2-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                    AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                 1 9 9 8
                                    Supplemental Information By Fund
                --------------------------------------------------------------
                 Spartan U.S.  Retirement              Growth and    Blue Chip
                 Equity Index  Money Mkt   Puritan       Income       Growth
                    Fund       Portfolio    Fund        Portfolio      Fund
                --------------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
Investment in
 master trust
 collective
 funds          $         -    $      -    $      -      $     -     $      -
Investment in
 mutual funds    6,324,839       9,915,840  2,642,037     2,357,500   3,013,454
Loans to
 participants
 (Note 3)                 -           -           -             -           -
Accrued interest
 income                   -           -           -             -           -
Due from Owens
 Corning
 (Note 1)           29,832         275,928     24,915        15,245      23,933
               --------------   ----------  -----------   ----------- ---------
 ASSETS
 AVAILABLE
 FOR BENEFITS   $6,354,671     $10,191,768  $2,666,952    $2,372,745  $3,037,387
               ==============   =========== ===========  ============ ==========

The accompanying notes are an integral part of these statements.
                                       -3-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                     (continued)

                                                     1 9 9 8
                                          Supplemental Information By Fund
                   ---------------------------------------------------------
                   Diversified   Investment   Aggressive  Loans to
                   International   Grade      Growth      Partici-
                   Fund          Bond Fund    Fund         pants       Total
                   ---------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in master trust
  collective
  funds           $       -      $       -    $      -    $    -    $34,794,790
 Investment in
  mutual funds     182,618        526,163      1,098,931       -     41,887,739
 Loans  to
  participants
  (Note 3)                -              -           -     2,089,171 2,089,171
 Accrued
  interest income         -              -           -         -          -
 Due from
  Owens Corning
  (Note 1)           1,655          3,341          4,267       -       483,583
                ------------    ----------     ----------  ---------- ----------

 ASSETS AVAILABLE
 FOR BENEFITS     $184,273       $529,504     $1,103,198  $2,089,171 $79,255,283
                ===========     ==========    ===========  ========== ==========

The accompanying notes are an integral part of these statements.
                                       -4-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                      1 9 9 7
                                         Supplemental Information By Fund
                    -----------------------------------------------------------
                            Company                   Dodge         Templeton
                            Stock       Acorn         & Cox         Foreign
                            Fund        Fund          Fund          Fund
                    -----------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in
  master trust
  collective funds      $ 32,861,871   $     -       $       -     $       -
 Investment in
  mutual funds                 -        13,988,247    1,608,357     1,385,572
 Loans to participants
  (Note 3)                     -             -               -             -
 Accrued interest
  income                       -             -               -             -
 Due from
  Owens Corning
  (Note 1)                   247,940        82,752       10,587         8,524
                        ------------   ------------  -----------  ------------
 ASSETS AVAILABLE
 FOR BENEFITS           $ 33,109,811   $14,070,999   $1,618,944    $1,394,096
                        ============   ============  ===========  ============

The accompanying notes are an integral part of these statements.
                                       -5-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                  1 9 9 7
                                       Supplemental Information By Fund
               ----------------------------------------------------------------
                  Spartan U.S.  Retirement               Growth and    Blue Chip
                  Equity Index  Money Mkt    Puritan        Income       Growth
                  Fund          Portfolio     Fund        Portfolio      Fund
               --------------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
  collective
  funds            $        -   $       -      $    -      $     -    $     -
 Investment in
  mutual funds      4,556,444    7,798,845      159,699     895,539    688,375
 Loans to
  participants
  (Note 3)                  -           -           -             -         -
 Accrued
  interest
  income                    -           -           -             -         -
Due from
 Owens Corning
 (Note 1)              27,894        65,540       1,422       6,243      4,800
                --------------  ----------   -----------  ----------- ----------
 ASSETS
 AVAILABLE
 FOR BENEFITS      $4,584,338    $7,864,385    $161,121    $901,782   $693,175
                ==============   =========== ============ ========== ===========


The accompanying notes are an integral part of these statements.
                                       -6-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                     (continued)

                                                       1 9 9 7
                                         Supplemental Information By Fund
                      --------------------------------------------------------
                     Diversified  Investment   Aggressive  Loans to
                     International  Grade      Growth      Partici-
                         Fund     Bond Fund    Fund         pants       Total
                      --------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in master trust
  collective funds    $    -     $     -     $    -      $    -    $32,861,871
 Investment in
  mutual funds         67,959     69,832     240,500          -     31,459,369
 Loans to
  participants (Note 3)    -            -          -      166,760      166,760
 Accrued
  interest income          -            -          -          -            -
Due from
 Owens Corning
  (Note 1)                402        434       1,605          -        458,143
                  ------------ ----------   ----------- ----------- -----------
  ASSETS
  AVAILABLE
  FOR BENEFITS        $68,361    $70,266    $242,105    $166,760   $64,946,143
                  ============  ==========  =========== ========= =============


        The accompanying notes are an integral part of these statements.
                                        -7-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

                                              1 9 9 8
                                 Supplemental Information By Fund
                    ---------------------------------------------------------
                        Company                      Dodge         Templeton
                         Stock         Acorn         & Cox         Foreign
                         Fund          Fund          Fund          Fund
                    ---------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and dividends $     -       $  895,498    $   29,790   $  151,190
Net Interest in
 master trust
 investment income       1,602,568         -               -          -
Interest on loans
  to participants            -            2,905            17         336
Realized gain (loss)
  on disposition of
  investments                -          641,405       216,388     (27,130)
Unrealized appreciation
  (depreciation)
  of investments             -       (1,189,724)     (146,911)   (206,586)
                        ------------ ------------ ------------ ------------
                         1,602,568      350,084        99,284     (82,190)
                        ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants             3,749,077    2,533,275       113,604     426,128
Owens Corning            4,412,024       58,269           210       7,695
                        ------------  ------------  ------------ ------------
                         8,161,101    2,591,544       113,814     433,823
                       ------------  ------------   ------------  ------------
OTHER:
Distributions to
 participants
 (Note 4)               (4,480,525)  (1,453,025)      (90,664)   (134,103)
Election of redistribution
 among funds (Note 1)   (3,218,097)    (980,106)   (1,740,311)   (181,296)
Transfer from
 Predecessor Trustee         2,088            -            -            -
Participant loan
 activity (Note 3)        (142,011)    (154,105)          156      (8,117)
Administrative
 expenses (Note 1)        (176,033)     (60,544)      (1,217)      (3,552)
Other                      (15,616)        (168)          (6)        (668)
                       ------------ ------------ ------------  ------------
                        (8,030,194)  (2,647,948)  (1,832,042)    (327,736)
                       ------------ ------------ ------------  ------------
  Net increase
   (decrease)            1,733,475       293,680    (1,618,944)      23,897
                       ------------ ------------  ------------  ------------
ASSETS
AVAILABLE
FOR BENEFITS -
 beginning
 of year                33,109,811    14,070,999     1,618,944    1,394,096
                      ------------  ------------   ------------  ------------
ASSETS
AVAILABLE
FOR BENEFITS -
 end of year          $ 34,843,286   $14,364,679    $        -      $1,417,993
                      ============   ===========   ============     ==========

       The accompanying notes are an integral part of these statements.
                                       -8-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                   1 9 9 8
                                    Supplemental Information  By Fund
                             -----------------------------------------------
                             Low-              Spartan U.S.     Retirement
                             Priced            Equity Index     Money Mkt
                             Stock                 Fund            Fund
                             ------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and dividends        $    4,272         $  115,035    $  413,174
Net  Interest in
 master trust
 investment income                     -                -              -
Interest on loans
  to participants                      4              1,657         13,036
Realized gain (loss) on
 disposition of
  investments                     (10,275)          233,128            -
Unrealized appreciation
 (depreciation)
  of investments                    1,432           978,458            -
                              ------------     ------------     ------------
                                   (4,567)        1,328,278         426,210
                                ----------    -------------     ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                       14,316           970,110        1,733,048
Owens Corning                       1,147            35,538          404,472
                               ------------    ------------     ------------
                                   15,463         1,005,648        2,137,520
                                 ----------     -----------     -------------
OTHER:
Distributions to
 participants (Note 4)               (615)         (685,256)      (2,398,438)
Election of redistribution
 among funds
 (Note 1)                          89,939           198,270        1,626,113
Transfer from Predecessor
 Trustee                               -               -             620,766
Participant loan
 activity (Note 3)                   (446)          (75,251)         (85,772)
Administrative
 expenses (Note 1)                    (72)           (1,512)         (29,980)
                                      (46)              156           30,964
                               ------------    ------------     ------------
                                   88,760          (563,593)        (236,347)
                               ------------    ------------     ------------
  Net increase (decrease)          99,656         1,770,333        2,327,383
                               ------------    ------------     ------------
ASSETS AVAILABLE FOR BENEFITS -
beginning of year                    -            4,584,338        7,864,385
                               ------------    ------------     ------------
ASSETS AVAILABLE
 FOR BENEFITS -
 end of year                      $99,656        $6,354,671      $10,191,768
                               ============     ============     ============

       The accompanying notes are an integral part of these statements.
                                       -9-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                               1 9 9 8
                                   Supplemental Information By Fund
                      ----------------------------------------------------------
                                       Growth and    Blue Chip    Diversified
                          Puritan      Income        Growth      International
                            Fund       Portfolio      Fund          Fund
                         ------------ ------------ ------------ ------------
INVESTMENT INCOME (Note 2):
Interest and dividends    $  246,459    $  112,219   $  104,605     $ 6,601
   Net Interest in
   master trust
   investment income             -              -            -           -
Interest on loans
  to participants              1,079           485         3,049         32
Realized gain (loss)
  on disposition of
  investments                 (8,123)       10,887        30,045     (1,575)
Unrealized appreciation
 (depreciation)
  of investments             (15,863)      238,478       386,050       5,276
                         ------------ ------------ ------------ ------------
                             223,552       362,069       523,749      10,334
                         ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                 558,087       554,126       578,979      77,159
Owens Corning                 31,862        20,118        31,418       2,609
                          ------------  ------------  ------------ ------------
                             589,949       574,244       610,397      79,768
                          ------------ ------------ ------------ ------------
OTHER:
Distributions to
 participants (Note 4)      (240,782)     (165,029)     (271,568)    (10,689)
Election of redistribution
 among funds (Note 1)      1,705,867       705,307     1,251,259      36,690
Transfer from
 Predecessor Trustee         280,963            -        330,435         -
Participant loan
 activity (Note 3)           (49,213)       (2,185)      (97,203)       (151)
Administrative
  expenses (Note 1)           (4,417)       (3,002)       (2,784)        (36)
Other                            (88)         (441)          (73)         (4)
                         ------------ ------------ ------------ ------------
                           1,692,330       534,650     1,210,066      25,810
                         ------------ ------------ ------------ ------------
 Net increase (decrease)   2,505,831     1,470,963     2,344,212     115,912
                         ------------ ------------ ------------ ------------
ASSETS AVAILABLE FOR BENEFITS -
beginning of year            161,121       901,782       693,175      68,361
                         ------------ ------------ ------------ ------------
ASSETS AVAILABLE
 FOR BENEFITS -
 end of year              $2,666,952    $2,372,745    $3,037,387    $184,273
                         ============ ============ ============ ============

      The accompanying notes are an integral part of these statements.
                                      -10-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                               1 9 9 8
                                   Supplemental Information By Fund
                       ---------------------------------------------------
                         Investment  Aggressive    Loans to
                           Grade       Growth       Partici-
                         Bond Fund      Fund        pants        Total
                       ---------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and dividends $   23,113    $   65,757          -          $2,167,713
Net  Interest in
 master trust
 investment income            -            -             -           1,602,568
Interest on loans
  to participants             303         1,186          -              24,089
Realized gain (loss)
  on disposition of
  investments               4,279        16,822          -           1,105,851
Unrealized appreciation
 (depreciation)
  of investments            1,556       202,540          -             254,706
                         ------------ ------------ ------------ ------------
                           29,251       286,305          -           5,154,927
                         ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants               93,936       202,847          -          11,604,692
Owens Corning               3,384         5,619          -           5,014,365
                        ------------  ------------  -----------    -----------
                           97,320       208,466          -          16,619,057
                        -------------  ------------  -----------  --------------
OTHER:
Distributions
 to participants
 (Note 4)                (108,541)     (144,841)      (10,320)     (10,194,396)
Election of
 redistribution
 among funds (Note 1)     287,231       219,134           -               -
Transfer from Predecessor
 Trustee                  175,617       357,020           -          1,766,889
Participant loan
 activity (Note 3)        (20,881)      (63,998)       699,177            -
Administrative
 expenses (Note 1)           (937)       (1,356)          -           (285,442)
Other                         178           363      1,233,554       1,248,105
                        ------------ ------------ ------------ ------------
                          332,667       366,322      1,922,411      (7,464,844)
                       ------------ ------------ ------------ ------------
   Net increase
   (decrease)             459,238       861,093      1,922,411      14,309,140
                       ------------ ------------ ------------  ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning of year          70,266       242,105        166,760      64,946,143
                       ------------  ------------ ------------ ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year             $ 529,504    $1,103,198     $2,089,171     $79,255,283
                       ============ ============ ============ ============

        The accompanying notes are an integral part of these statements.

                                      -11-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

                                                   1 9 9 7
                                       Supplemental Information By Fund
                    -----------------------------------------------------------
                           Company                    Dodge       Templeton
                            Stock        Acorn        &  Cox       Foreign
                            Fund         Fund         Fund         Fund
                    ----------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and dividends    $   56,759   $1,287,975    $  101,954   $  141,654
Net interest in
 master trust
 investment income
 (loss)                    1,162,956   (2,890,312)      (66,671)     (76,518)
Interest on loans
 to participants                 209          285            60           99
Realized gain (loss)
 on disposition of
  investments                160,982      628,425        48,729       60,722
Unrealized appreciation
 (depreciation)
  of investments          (7,897,539)   3,666,205       135,802      (17,862)
                         ------------ ------------ ------------ ------------
                          (6,516,633)   2,692,578       219,874      108,095
                         ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants               4,956,369    2,528,062       436,270      468,177
Owens Corning              3,575,058        3,547         1,462          494
                         ------------  ------------  ------------ -----------
                           8,531,427    2,531,609       437,732      468,671
                         ------------ ------------ ------------ ------------
OTHER:
Distributions to
  participants (Note 4)   (3,429,661)  (1,213,049)     (186,640)     (175,389)
Election of redistribution
 among funds (Note 1)     (1,389,796)    (133,548)      387,340       (17,776)
Administrative
 expenses (Note 1)          (138,861)     (40,964)       (2,997)       (2,579)
Participant loan
  activity (Note 3)              905        1,762            66           (81)
Other                       (671,121)     (52,564)       23,861       (27,146)
                          ------------ ------------ ------------ ------------
                          (5,628,534)  (1,438,363)      221,630      (222,971)
                          ------------ ------------ ------------ ------------
  Net increase
   (decrease)             (3,613,740)    3,785,824      879,236       353,795
                         ------------ ------------ ------------ ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning of year         36,723,551    10,285,175      739,708     1,040,301
                         ------------ ------------ ------------ ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year              $33,109,811   $14,070,999   $1,618,944    $1,394,096
                         ============  ============ ============  ============

The accompanying notes are an integral part of these statements.
                                      -12-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                1 9 9 7
                                      Supplemental Information By Fund
                   -------------------------------------------------------
                       Indexed       Fixed       Spartan U.S.   Retirement
                       Equity       Income        Equity Index  Money Mkt
                        Fund         Fund             Fund      Portfolio
                   ------------   --------------   --------     ----------
INVESTMENT INCOME (Note 2):
Interest and dividends   $    -        $   -       $ 71,014   $ 298,859
Net interest in
  master trust
  investment
  income (loss)            140,856       63,009          -            -
Interest on
 loans to participants        -            -            382       8,941
Realized gain
  (loss) on
  disposition of
  investments                 -            -         74,962            -
Unrealized appreciation
 (depreciation)
  of investments              -            -        699,339       (3,695)
                       ------------ ------------ ------------ ------------
                           140,856       63,009     845,697      304,105
                       ----------   -----------  -----------  ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants               193,540      414,641     658,774    1,308,893
Owens Corning                 -            -          1,979       21,375
                       -----------   -----------  ----------- -------------
                           193,540      414,641     660,753    1,330,268
                        ----------   -----------  ----------- -------------
OTHER:
Distributions to
 participants (Note 4)    (171,769)    (364,287)   (262,490)  (1,083,753)
Election of
 redistribution
 among funds (Note 1)   (3,071,413)  (7,217,851)   3,270,208    6,632,380
Administrative
 expenses (Note 1)          (4,193)      (8,484)        (511)     (16,028)
Participant loan
 activity (Note 3)              -            -         1,198      (19,659)
Other                         (486)        (194)      69,483      717,072
                       ------------ ------------ ------------ ------------
                        (3,247,861)  (7,590,816)   3,077,888    6,230,012
                       ------------ ------------ ------------ ------------
 Net increase
  (decrease)            (2,913,465)  (7,113,166)   4,584,338    7,864,385
                       ------------ ------------ ------------ ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning of year        2,913,465    7,113,166          -               -
                       ------------ ------------  ------------   ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year           $        -     $        -     $4,584,338     $7,864,385
                      ============  ============  ============    ============

The accompanying notes are an integral part of these statements.

                                      -13-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                  1 9 9 7
                                    Supplemental Information By Fund
                        --------------------------------------------------------
                                      Growth         Blue
                                        and          Chip        Diversified
                         Puritan      Income         Growth      International
                           Fund       Portfolio      Fund            Fund
                       -------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and
  dividends            $    9,475   $   28,984   $   28,743   $    2,179
Net interest in master trust
  investment income (loss)      -            -            -           -
Interest on loans
 to participants               83          148          685           -
Realized gain
 (loss) on
 disposition of
 investments                  745        3,720        3,413         (219)
Unrealized
 appreciation
 (depreciation)
 of investments              (280)      35,804       14,324       (2,797)
                       ------------ ------------ ------------ ------------
                           10,023       68,656       47,165         (837)
                       ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants               43,161      173,255      148,850       30,730
Owens Corning                 327        1,133        1,150           37
                       ------------  ------------ ----------- ------------
                           43,488      174,388      150,000       30,767
                       ------------ ------------ ------------ ------------
OTHER:
Distributions to
 participants
 (Note 4)                  (5,963)     (14,418)     (22,880)     (2,834)
Election of
 redistribution
 among funds
 (Note 1)                 113,498      655,616      480,032      41,286
Administrative
 expenses (Note 1)           (225)        (830)        (593)        (21)
Participant loan
 activity (Note 3)            300       (5,083)     (10,076)        -
Other                        -          23,453       49,527         -
                       ------------ ------------ ------------ ------------
                          107,610      658,738      496,010       38,431
                       ------------ ------------ ------------ ------------
  Net increase
  (decrease)              161,121      901,782      693,175       68,361
                       ------------ ------------ ------------ ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning of year             -             -              -               -
                      ------------  ------------     -----------  ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year             $  161,121     $  901,782     $  693,175    $   68,361
                       ============   ============   ============  ============

The accompanying notes are an integral part of these statements.

                                      -14-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                  1 9 9 7
                                     Supplemental Information By Fund
                       ------------------------------------------------------
                       Investment   Aggressive     Loans to
                         Grade        Growth        Partici-
                       Bond Fund       Fund           pants            Total
                      ------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and dividends $    1,339    $   46,219          -          $2,075,154
Net interest in
  master trust
  investment income
  (loss)                      -             -            -          (1,666,680)
Interest on loans
 to participants               39            94          -              11,025
Realized gain
 (loss) on disposition
  of investments              -           1,359          -             982,838
Unrealized appreciation
 (depreciation) of
 investments                  950       (42,502)         -          (3,412,251)
                        ------------ ------------  ------------   ------------
                            2,328         5,170          -          (2,009,914)
                        ------------ ------------  ------------   ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants               16,164        47,210          -          11,424,096
Owens Corning                  69           145          -           3,606,776
                        ------------  ------------ ------------   ------------
                           16,233        47,355          -          15,030,872
                        ------------ ------------  ------------   ------------
OTHER:
Distributions to
 participants (Note 4)       (187)       (3,410)       (9,559)      (6,946,289)
Election of
 redistribution among
 funds (Note 1)            51,682       198,342          -                -
Administrative
 expenses (Note 1)            (98)         (137)         -            (216,521)
Participant loan
  activity (Note 3)           308           244        30,116             -
Other                        -           (5,459)      146,203          272,629
                       ------------ ------------ -------------    ------------
                           51,705       189,580       166,760       (6,890,181)
                       ------------ ------------ -------------    ------------
   Net increase
   (decrease)              70,266       242,105       166,760        6,130,777
                       ------------ ------------  ------------    ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning of year           -             -             -           58,815,366
                       ------------ ------------  -----------     ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year              $ 70,266     $ 242,105     $ 166,760     $ 64,946,143
                       ============ ============   ===========    ============

        The accompanying notes are an integral part of these statements.

                              -15-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
-----------------------

The Owens Corning Savings and Security Plan (the Plan) principally benefits designated groups of employees of Owens
Corning and certain subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank N.A., New York to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Company matches participant contributions at various negotiated rates. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $484,000 and $458,000 in 1998 and 1997, respectively, included as Due from Owens Corning in the financial statements. One-half of the Company's annual profit sharing contribution, if any, will be invested exclusively in Company stock.

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1998 and 1997, the Company contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock.

                              -16-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Investment Options
-----------------------

Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option in the Savings and Security Plan and the Low-Priced Stock Fund was added. Currently, the following twelve investment funds are available to participants:

  Company Stock Fund
  ------------------

  Consists primarily of investments in Owens Corning common stock.

  Acorn Fund
  ----------

  Invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

  Spartan U.S. Equity Index
  -------------------------

  Primarily invested in the companies whose securities are based upon the value of the Standard & Poor's 500 Index.

  Retirement Money Market Fund
  -----------------------------

  Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

  Low-Priced Stock Fund
  ---------------------

  Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

  Templeton Foreign Fund
  ----------------------

  Invests in stocks and debt securities of companies and governments outside the United States.

                              -17-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
    POLICIES  (continued)

  Puritan Fund
  ------------
  Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

  Growth and Income Portfolio
  ---------------------------

  Primarily invests in U.S. and foreign stocks.

  Blue Chip Growth Fund
  ---------------------

  Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

  Aggressive Growth Fund
  ----------------------

  Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

  Diversified International Fund
  ------------------------------

  Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

  Investment Grade Bond Fund
  --------------------------

  Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality of any maturity.

  The Company matching contributions are invested exclusively in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

                              -18-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES        (continued)

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 30, 1998, was as follows:

                     Spartan
                      U.S.    Retirement   Low-
Company              Equity   Money        Priced       Templeton
 Stock      Acorn    Index    Market       Stock        Foreign
  Fund      Fund     Fund     Fund         Fund         Fund
   ---       ---     ------   ---------    ------       --------

 5,887      2,302     1,349     3,204       33          608


           Growth      Blue
             and       Chip     Aggressive   Diversified     Investment
 Puritan    Income     Growth    Growth      International   Grade Bond
  Fund    Portfolio     Fund     Fund             Fund          Fund
--------  ---------    -----     -------     -------------   ----------

 1,212       561        716        303            126            137


Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the Plan Administrator before year end but not yet distributed to the participants are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

                              -19-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES         (continued)

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the
Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan had several amendments throughout 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of
Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Investments in mutual fund holdings were commingled for investment purposes.

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in mutual funds previously held in the Savings Trust are now separately identified to the Plan.

                                      -20-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(2) INVESTMENTS (continued)

The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan U.S. Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April 1, 1997, the Puritan Fund, the Growth and Income Portfolio, the Blue Chip Growth Fund, the Aggressive Growth Fund, the Diversified International Fund and the Investment Grade Bond Fund. In 1998, the Dodge & Cox Balanced Fund was liquidated and the Low-Priced Stock Fund was added.

The Plan has a proportionate claim on the net assets of the Commingled Company Stock Fund and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Commingled Company Stock Fund and the Plan's interest in net assets as of and for the year ended December 30, 1998:


                                                           Current or
                                                            Contract    Plan
                                 Shares         Cost        Value     Interest
                                 ------         ----      ----------  --------
ASSETS:
Investments:
Owens Corning Common Stock      4,425,321   $53,088,578  $153,026,115    .225
Money Market                    1,971,992     1,971,992     1,971,992    .225
Interest and Dividend
  Receivable                                                  399,953    .225
                                                          -------------
Total Assets                                                155,398,060
                                                          -------------
LIABILITIES:
Payables                                                        524,555  .225
                                                          -------------

PARTICIPATING PLANS' EQUITY                               $ 154,873,505
                                                          =============

                              -21-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

                              1998

                                       Company Stock Fund
                                       ------------------
INVESTMENT INCOME:

 Interest                                        115,873
 Dividends                                     1,435,553
 Realized gain on disposition
   of Investments                             19,615,991
   Investments
 Change in unrealized
   appreciation of                           (10,772,259)
   investments
                                              ----------

                                              10,395,158
                                              ==========

Plan Interest                                       .154

                               -22-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(2) INVESTMENTS (continued)

Investments are reported at quoted market value in all funds.
Unrealized appreciation (depreciation) of investments is reflected currently as a change in assets available for benefits.
Purchases and sales are recorded on the trade date basis.
Realized gain and loss on disposition of investments is computed using average cost.

(3) LOANS

Loan balances represent rollovers from acquisitions made by the Company. No new loans were made to active participants during January 1, 1997 through August 31, 1998, as there was no provision in the Plan to do so. Effective September 1, 1998, non-union employees and union employees at the Hebron, Ohio location may obtain loans from the Plan. Other union employees may obtain loans from the Plan following the first re-negotiation of their applicable collective bargaining agreement after September 1, 1998. Interest payments are reflected as income in the appropriate Fund in accordance with the participants' current investment election.

The maximum amount participants may borrow is $50,000 or 50% of their total vested account limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interests equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the twelve investment funds in accordance with the borrower's election.

                              -23-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(4) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. Certain participants become 100% vested after three years of service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the Plan administrator.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment.

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are not available for withdrawal.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 461,774 shares of stock valued at $4,310,000 in 1998. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 7,143 shares of stock valued at $276,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust totaled 119,160 shares of stock valued at $4,674,000.

                              -24-
                          OWENS CORNING
                    SAVINGS AND SECURITY PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(5) PLAN MERGERS

In 1998, three subsidiary plans merged into the Savings and
Security Plan (SSP).   Effective January 1, 1998 the Partek
Insulations, Inc. 401(k) Plan merged into the Savings and Security Plan. The OCFL 401(k) Savings Plan (Hebron location) and the OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred to the SSP and each employee was 100% vested in the amounts under the prior plan.

(6) SUBSEQUENT EVENT

Effective January 1, 1999, the following subsidiaries' plans merged into the Savings and Security Plan: AmeriMark Building Products, Inc. Hourly Employees Retirement Plan; Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Falcon Foam Corporation Retirement Savings Plan (Falcon of California only) and the Fibreboard Corporation 401(k) Retirement Plan. Employees will be 100% vested in the amounts transferred under the prior plans. During 1999, in connection with these mergers, assets totaling approximately $20,000,000 will be transferred into the Plan.

                                      -25-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN
                                                                   Schedule I
                      EIN:  34-4323452          PLAN:  014
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 30, 1998

                                                                      Current
Identity of Issuer        Description of Investment        Cost       Value
------------------        -------------------------        ----       -------
*Fidelity Management      Acorn Fund                     $11,850,195 $14,315,164
Trust Company             Low-Priced Stock Fund          $    97,930 $    99,361
                          Templeton Foreign Fund         $ 1,635,915 $ 1,411,832
                          Puritan Fund                   $ 2,658,180 $ 2,642,037
                          Investment Grade Bond Fund     $   523,663 $   526,163
                          Growth and Income Fund         $ 2,083,216 $ 2,357,500
                          Blue Chip Growth Fund          $ 2,613,080 $ 3,013,454
                          Aggressive Growth Fund         $   938,893 $ 1,098,931
                          Diversified International
                            Fund                         $   180,138 $   182,618
                          Retirement Money Market
                            Fund                         $ 9,915,840 $ 9,915,840
                          Spartan U.S. Equity Index
                            Fund                         $ 4,554,370 $ 6,324,839
*Fidelity Management      Participant loans              $ 2,089,171 $ 2,089,171
Trust Company

*Fidelity Management      Investment in Stock Trust
Trust Company                collective funds            $37,045,493 $34,794,790
                                                         ----------- -----------

     Total                                               $76,186,084 $78,771,700
                                                         =========== ===========

* Represents a party in interest

                                      -26-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN
                                                                  Schedule II
                      EIN:  34-4323452          PLAN:  014
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                             AS OF DECEMBER 30, 1998

Party          Description     Trans-       Purchase
Involved        of Assets      actions        Price
--------       -----------     -------      --------
*Fidelity        Acorn           250        $5,633,619
Management       Fund
Trust Company

                                  Current Value
Sales          Cost of            at Transaction        Net
Price           Asset                  Date             Gain
-----          -------            --------------        ----
$ N/A         $5,633,619           $5,633,619          $ -

Party         Description        Trans-        Purchase
Involved       of Assets        actions         Price
--------      -----------       -------        --------
*Fidelity       Acorn            244           $ N/A
Management      Fund
Trust Company

                                  Current Value
Sales          Cost of            at Transaction       Net
Price           Asset                  Date            Gain
-----          ------             --------------       ----
$4,758,382    $4,116,977          $4,758,382          $641,405


Party         Description         Trans-          Purchase
Involved       of Assets         actions           Price
--------      -----------        -------          --------
*Fidelity     Stock Trust          250           $14,039,915
Management     Collective
Trust Company   Funds

                                  Current Value
Sales         Cost of             at Transaction        Net
Price          Asset                   Date             Gain
-----         -------             --------------        ----
N/A         $14,039,915            $14,039,915           -

Party         Description         Trans-              Purchase
Involved       of Assets          actions              Price
--------      -----------         -------             --------
*Fidelity     Stock Trust           250                 N/A
Management    Collective
Trust         Funds
Company

                                 Current Value
Purchase      Cost of            at Transaction          Net
Price         Asset                   Date               Gain
--------      -------            --------------          ----
$13,439,059   $12,623,673         $13,439,059          $815,386


Party           Description          Trans-                Purchase
Involved         of Assets           actions                Price
--------        -----------          -------               --------
*Fidelity       Puritan              234                   $3,113,266
Management      Fund
Trust
Company

                                     Current Value
Sales           Cost of              at Transaction        Net
Price           Asset                     Date             Gain
-----           ------               --------------        ----
N/A            $3,113,266            $3,113,266              -


Party          Description            Trans-               Purchase
Involved         of Assets            actions              Price
--------       -----------            -------              --------
*Fidelity      Blue                     245                $4,894,564
Management     Chip
Trust          Fund
Company
                                      Current Value
Sales             Cost of             at Transaction         Net
Price             Asset                  Date                Gain
-----           ----------            --------------        ------
N/A             $4,894,564            $4,894,564              -


Party            Description           Trans-              Purchase
Involved         of Assets             actions              Price
--------         -----------           -------             --------
*Fidelity       Retirement               253              $9,626,238
Management      Money Market
Trust           Portfolio
Company

                                     Current Value
Sales             Cost of            at Transaction          Net
Price              Asset                 Date                Gain
-----             -------            --------------          ----
N/A              $9,626,238          $9,626,238                -



Party             Description           Trans-               Purchase
Involved          of Assets             actions              Price
--------          -----------           -------              --------
*Fidelity        Retirement               248                 N/A
Management       Money
Trust            Market
Company          Portfolio

                                      Current Value
Sales              Cost of            at Transaction          Net
Price               Asset                 Date                Gain
-----              -------            --------------          ----
$7,509,243        $7,509,243          $7,509,243               -

* Represents a party in interest